Exhibit (a)(5)(C)

EnCana to acquire Tom Brown, Inc.

April 15, 2004 — We announced today that we have entered into an agreement to acquire Tom Brown, Inc., an independent energy company in Denver.

On completion of the transaction, EnCana’s USA Region will acquire Tom Brown’s long-life gas reserves and production, together with the high-growth potential of its undeveloped resources located in the key unconventional onshore U.S. gas basins. It is anticipated that the acquisition will:

•         increase our U.S. gas production to 1 billion cubic feet per day

•         increase our resource play production to 75 percent of our North American production

•         increase 2004 U.S. production from 18 to 24 percent of our total production

“Tom Brown’s assets are a hand-in-glove fit with our U.S. Rockies asset base. These are high working interest, low-decline, early-life operated properties where we believe we can apply our proven resource play management system to grow production, reserves and financial returns as we maximize the assets’ potential,” says Randy Eresman. “We expect this acquisition to be immediately accretive to both cash flow and earnings per share. We also plan to undertake a significant increase in the size of our current divestiture program of conventional non-core properties in Western Canada — assets that are attractive to the royalty trust market. To date in 2004, we have divested of about US$380 million of non-core assets.”

The boards of directors of both EnCana and Tom Brown have unanimously approved the transaction, which is expected to close prior to June 1, 2004.

There will be more information about how this transaction fits into our strategy on MyECN shortly.

Details of the transaction announcement are in the news release on our external website.

Investor Relations

Roger Biemans: Tom Brown, Inc. acquisition

April 19, 2004 — Late last week we announced that EnCana has entered into an agreement to acquire Tom Brown, Inc., an independent energy company based in Denver. Roger Biemans, Executive Vice-President and President of the USA Region, provides more information on what this transaction means to EnCana.

*****************************

It is an exciting time for the USA Region. We are growing our business at an extraordinary rate, and I commend everybody for their continued effort and energy in accomplishing our goals. The acquisition of the gas assets of Tom Brown means that we can build the intrinsic value of our total portfolio faster.

As you know, resource plays are the anchor of our corporate strategy, and the U.S. plays a crucial role in that strategy. Resource play assets are characterized by a large known resource in place with significant development potential that is unlocked through the disciplined application of technology and continuous operational and cost improvement. And  we believe we are one of the best in the business at applying technology, continuous operational and cost improvement!

As Gwyn said in his latest message on MyECN: “We believe that EnCana has North America’s largest, highest potential captured resource play position on our land base — and that EnCanans have the core competencies and ingenuity to profitably unlock them.”

We have demonstrated success in applying our resource play strategy to build value for our shareholders, and we will continue to do so with the new opportunities that Tom Brown presents. In fact, acquisitions such as Tom Brown will ensure EnCana’s position as a leading high growth U.S. player.

On completion of this  transaction, EnCana will:

•         increase our resource play production to 75 percent of our North American production

•         increase our U.S. gas production to 1 billion cubic feet per day

•         increase 2004 U.S. production from 18 to 24 percent of our total production

•         increase our U.S. land position to in excess of 5 million acres

About Tom Brown

Tom Brown is an upstream natural gas growth company and is based in Denver. It operates out of four offices (Denver, Colorado; Midland, Texas; Dallas, Texas; and Calgary, Alberta) and has approximately 400 staff members (not including Sauer Drilling) who will transfer to EnCana on successful completion of the transaction.

What happens next

The transaction has been unanimously approved by the boards of directors of both EnCana and Tom Brown. It is expected to close before June 1, 2004. During that time, we will determine how we will incorporate the new assets into our portfolio, and ensure plans are in place to orient and welcome our new employees.

Roger